Via EDGAR

January 10, 2014

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Eagle Rock Energy Partners, L.P.

Form 10-K for Fiscal Year Ended
December 31, 2012
Filed March 1, 2013
File No. 001-33016

Ladies and Gentlemen:

Set forth below are the responses of Eagle Rock Energy Partners, L.P. (the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2013, with respect to the Partnership’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012, File No. 001-33016, filed with the Commission on March 1, 2013 (the “2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the 2012 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 2

Upstream Business, page 19

Developed and Undeveloped Acreage, page 21

1.                                      Please advise or expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that the Partnership’s historical amounts of undeveloped acreage expirations have been immaterial. As of December 31, 2012, the Partnership held interests in approximately 207,471 net acres. Of this acreage, approximately 196,976 net acres (or approximately 95% of the Partnership’s total net acreage position) were held by production. In addition, the Partnership’s acreage subject to expiration (unless production is established or the leases are otherwise renewed or extended) total only 3,046, 1,293 and 1,682 net acres for the years ending December 31, 2014, 2015 and 2016, respectively. Accordingly, we believe that the Partnership’s disclosure on page 21 is consistent with the requirements of Item 1208(b) of Regulation S-K.

Drilling and Recompletion Activity, page 21

2.              Please expand your disclosure to provide the number of net wells drilled and clarify if those wells were drilled as exploratory or development wells and were found to be either productive or dry. For additional guidance, please refer to Item 1205 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and propose to include a table in the 2013 10-K that identifies the gross and net number of exploratory and development wells drilled during each period, as well as whether such drilling efforts resulted in productive wells or dry holes. We note that all wells were productive in 2012, 2011 and 2010.

Oil and Natural Gas Reserves, page 22

Proved Undeveloped Reserves, page 24

3.              Please expand your disclosure to present all of the material changes in the proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves and the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that our rationale for more limited disclosure was based on our belief that the change in the Partnership’s total proved undeveloped reserves during 2012 was not material. The Partnership’s proved undeveloped reserves decreased by approximately 4.1 Bcfe, or approximately 4.6%, from approximately 88.5 Bcfe as of December 31, 2011 to approximately 84.4 Bcfe as of December 31, 2012. However, we note your request for expanded disclosure and propose to include additional disclosure in the 2013 10-K regarding changes in the Partnership’s proved undeveloped reserves from period to period. If this disclosure had been included in the 2012 10-K, it would have read as follows:

As of December 31, 2012, our proved undeveloped reserves totaled 57.9 Bcf of natural gas, 2.0 MMBbls of oil and 2.4 MMBbls of natural gas liquids. The total proved undeveloped reserves of 84.4 Bcfe results from a decrease of approximately 4.1 Bcfe, or 4.6%, from total proved undeveloped reserves of approximately 88.5 Bcfe as of December 31, 2011. The changes in our proved undeveloped reserves during 2012 were primarily attributable to:

•                  An increase of 40.8 Bcfe due to extensions and discoveries, primarily in our Golden Trend area and Southeast Cana Woodford play;

•                  A decrease of approximately 9.4 Bcfe resulting from transfers to the proved developed producing category as a result of development drilling;

•                  A decrease of approximately 29.0 Bcfe due to revisions to previous estimates, primarily due to lower forecast natural gas prices at year-end 2012 which resulted in shorter economic lives on some undeveloped wells and caused others to become non-commercial; and

•                  A decrease of approximately 6.5 Bcfe due to the sale of our Barnett Shale assets in December 2012, which included four proved undeveloped locations.

We spent approximately $71.6 million of capital expenditures in 2012 to drill wells classified as proved undeveloped as of December 31, 2011. Our working interest in these wells at the time they were drilled was often significantly greater than our working interest as of December 31, 2011 because other working interest owners elected to not participate in the wells. As a result, the amount of reserves transferred into the proved developed producing category on account of wells drilled in 2012 was often significantly greater than the wells’ estimated proved undeveloped reserves as of December 31, 2011. In addition, the amount of reserves transferred into the proved developed producing category on account of wells drilled in 2012 was often different from the wells’ estimated proved undeveloped reserves as of December 31, 2011 because the performance of the wells differed from our original expectations.

Selected Financial Data, page 58

Non-GAAP Financial Measures, page 60

4.              The introduction to your non-GAAP presentation indicates that you believe the measure “more accurately” reflects your ability to generate cash and “more accurately” describes the underlying performance of your operating assets. Explain to us why you believe use of the phrase “more accurately” does not result in giving greater prominence to your non-GAAP measure as compared to GAAP amounts. See Item 10(1)(i)(A) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comments and respectfully note our belief that the prominence of other corresponding GAAP measures in the 2012 10-K, together with the other cautionary language around the use of non-GAAP measures, results in our not giving greater prominence to the non-GAAP measures than the GAAP measures. For example, the 2012 10-K discussion of Adjusted EBITDA is placed after the discussion of the other GAAP measures, including segment information. In addition, the reconciliation of Adjusted EBITDA to the nearest comparable GAAP measure on page 60 includes the following cautionary language:

Adjusted EBITDA does not include interest expense, income taxes or depreciation and amortization expense. Because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and our ability to generate net income. Because we use capital assets, depreciation and amortization are also necessary elements of our costs. Therefore, any measures that exclude these elements have material limitations. To compensate for these limitations, we believe that it is important to consider both net income (loss) and net cash flows provided by operating activities determined under GAAP, as well as Adjusted EBITDA, to evaluate our performance and liquidity.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows provided by operating activities or any other measure of financial performance presented in accordance with U.S. GAAP.

Nonetheless, we propose to update the discussion of Adjusted EBITDA in the 2013 10-K to replace the phrase “more accurately” with “provides additional information” to lessen the chance that greater prominence is given to the non-GAAP measures.

Reconciliation of Adjusted EBITDA to net cash flows from operating activities and net income (loss), page 61

5.              Disclosure under note (b) indicates that Adjusted EBITDA excludes “amortization” of commodity hedge costs. Explain to us the mechanism through which you are amortizing commodity hedge costs, and identify the specific authoritative literature that supports this accounting.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that the Partnership accounted for its commodity hedge costs, which included the costs of put premiums and costs incurred to reset commodity hedges to higher prices, in an effort to match the expense incurred in the same period the benefit was realized. The Partnership initially recorded the costs as an asset on its balance sheet. The value of this asset was held constant until the period in which the specific hedge transaction settled. During the settlement period of the hedge transaction, the asset was amortized as an expense each month. The Partnership believes this methodology appropriately matched the revenue and expense related to the transactions in the relevant period.

We recognize the alternative accounting treatment for the commodity hedge costs would be to expense the costs as part of our marked-to-market calculation, and that such treatment would have resulted in differences to the Partnership’s reported net income for years ended December 31, 2008, 2009 and 2010. The following table quantifies the differences in the Partnership’s reported net income / (loss) between the two methods:

($ in thousands)	Net Income (Loss) As Reported	Net Income (Loss) As Adjusted	Difference
2008	$87,520	$81,619	$(5,901)
2009	$(171,258)	$(160,231)	$11,027
2010	$(5,349)	$(1,392)	$3,957

In addition, we considered the following qualitative factors in comparing the differences in the results of the two methods:

1.                                      Changes in earnings or trends were not masked. For two of the periods presented, the net loss we reported was actually greater.

2.                                      The alternate methodology would not have moved the Partnership from a net income to a net loss position or vice versa.

3.                                      While the reported net income / (loss) is different between the two methods, there would be no change to several of the Partnership’s key non-GAAP financial measures, including Adjusted EBITDA, distributable cash flow and distribution coverage ratio, as the differences result from non-cash items which are excluded as part of these calculations.

4.                                      The Partnership’s compliance with its loan covenants or other contractual requirements was not impacted.

5.                                      The amount of hedge cost amortization does not impact any of the goals by which management’s compensation is determined.

In summary, we believe that the Partnership’s presentation of the amortization of commodity hedge costs is reasonable in that it directly matches the expense to the associated revenues, and that adopting the alternative presentation of such costs would not materially alter an investor’s view of the Partnership’s financial results. Further mitigating the impact of the chosen accounting treatment is the fact that all commodity hedge costs were fully amortized as of the end of 2010, and the Partnership has not incurred any new commodity hedge costs since that time. Accordingly, we respectfully propose that no change be made to the presentation of commodity hedge costs in the 2012 10-K.

Quarterly Financial Information, page 62

6.     The introductory sentence of the notes to your presentation of quarterly information describes the identified items as “unusual or infrequently occurring”. Given the nature of the items described, and the frequency with which the same or similar items have occurred, explain to us your basis for this description.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note our belief that the description was appropriate on the grounds that the items described were either (a) out of the ordinary course of business, such as an acquisition, or (b) recurring, but subject to significant fluctuations in magnitude, such as commodity derivative gains. Our primary goal was to put investors on notice that factors such as the ones described could have material impacts on our results of operations, even though they may not be predictable.

Nonetheless, in order to avoid confusion in the future, we proposed to change the reference to “unusual or infrequently occurring” to “significant” in the 2013 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Upstream Segment, page 79

7.              We note your tabular disclosure of production for the periods shown on pages 79 and 90; however, it does not appear that you have provided disclosure here or elsewhere of the fields that that contain 15% or more of the Company’s total proved reserves. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that one field, the Golden Trend Field, accounted for approximately 23% of the Partnership’s total proved reserves as of December 31, 2012. The production volumes for the Golden Trend Field for the years ended December 31, 2011 and 2012, which were mistakenly omitted from the 2012 10-K, were as follows:

	Year Ended December 31,
	2011	2012
Production Volumes:
Oil and condensate (Bbl)	213,936	283,284
Natural gas (Mcf)	1,941,749	2,966,796
NGLs (Bbl)	237,693	407,358

The Partnership did not acquire any interest in the Golden Trend Field until 2011.

We will include  disclosure in the 2013 10-K as to the production volumes with respect to the Golden Trend Field (and any others that exceed 15% of the Partnership’s total proved reserves) as required by Item 1204(a) of Regulation S-K, and we propose that no change be made to the 2012 10-K

Notes to Consolidated Financial Statements, page F-9

Note 22 — Supplemental Oil and Gas Information (Unaudited), page F-47

Proved Reserves Summary, page F-48

8.              You refer to reclassifying that portion of your reserves which are not considered to be commercial due to lower prices as “proved contingent resources.” We are not familiar with that term. We note that the term “proved contingent resources” is inconsistent with the nomenclature commonly accepted within the oil and gas industry such as that promulgated by the SPE/WPC/AAPG/SPEE in the Petroleum Resources Management System.

Please expand your glossary of oil and gas terms to include a definition of contingent resources and revise your disclosure to omit the reference to “proved” contingent resources.

RESPONSE:

We acknowledge the Staff’s comment, but respectfully note the following from the Petroleum Resources Management System (the “PRMS”). On page 2 of the PRMS, Figure 1-1 shows the Resources Classification Framework that introduces the concept of “Contingent Resources” and indicates that these are “sub-commercial” quantities. Figure 1-1 also shows that cumulative quantities of Contingent Resources can be further classified as “1C,” “2C” or “3C,” corresponding to the 1P/2P/3P designations used for Reserves. On page 3 of the PRMS, the definition of Contingent Resources is provided, and, consistent with Figure 1-1, it is noted that Contingent Resources may be categorized according to their level of certainty. The “level of certainty” concept is discussed in Section 2.2, “Resources Categorization,” of the PRMS, particularly in Section 2.2.2, “Category Definitions and Guidelines.”

While we acknowledge that the PRMS states that “no specific terms are defined for incremental quantities” within Contingent Resources, Section 2.2.2 of the PRMS states that applying the categories proved, probable and possible to Contingent Resources is permissible under the PRMS.

However, in order to minimize the risk of investor confusion in future filings, we propose to cease using the term “Proved Contingent Resources” in the 2013 10-K and the Partnership’s other filings in the future, but use “Contingent Resources” instead. In addition, beginning with the 2013 10-K, we propose to include therein the definition of Contingent Resources that is contained in the PRMS.

9.              Please expand your disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2010 and December 31, 2011 to include an appropriate explanation of the significant changes to comply with FASB ASC paragraph 932-235-50-5.

RESPONSE:

We acknowledge the Staff’s comment and note that no disclosure regarding the changes in the Partnership’s proved reserves for the years ended December 31, 2010 and 2011 was included in the 2012 10-K as we believed that disclosure of the changes was not warranted. For 2010, the Partnership’s aggregate proved reserves did not materially change from the prior year, and we did not believe that any of the changes to Partnership’s proved reserves were significant. For 2011, the changes in the Partnership’s proved reserves resulted primarily from the Partnership’s mid-year acquisition of reserves in the acquisition of CC Energy II, L.L.C. (“Crow Creek Energy”), which was discussed extensively in the 2012 10-K. We also concluded that the magnitude of the changes in the other categories is insignificant compared to purchases of minerals in place related to the acquisition of Crow Creek Energy.

In the 2013 10-K and in the future, however, we propose to expand the discussion of the changes to the Partnership’s current and prior years’ reserves in the following manner:

Discussion of Changes to Estimated Quantities of Proved Reserves

The primary drivers behind the changes to our proved reserves in each of 2010, 2011 and 2012 are described in more detail below.

2010:

•                  Purchase of minerals in place were insignificant in 2010;

•                  extensions and discoveries were primarily related to drilling by other operators on assets in our Minerals Business which was sold in May 2010;

•                  sales of minerals in place were exclusively related to the sale of our Minerals Business in May 2010; and

•                  revisions to previous estimates were primarily the result of better than expected performance in our Big Escambia Creek Field and higher prices which extended the economic life and reserves of some wells, partially offset by poorer-than-expected performance in certain Permian and East Texas wells.

2011:

•                  purchases of minerals in place were significant in 2011 and were almost entirely related to the Crow Creek Acquisition;

•                  extensions and discoveries were related to drilling by us and other operators on our Crow Creek assets, primarily in the Cana Play and Golden Trend area in Oklahoma; and

•                  revisions to previous estimates were relatively small and were primarily due to reductions caused by changes in condensate and NGL yields at our Big Escambia Creek Field and well performance at our Ward Estes and Ginger Fields, partially offset by higher prices which extended the economic life and reserves of some wells.

2012:

•                  Purchase of minerals in place were insignificant in 2012;

•      extensions and discoveries were primarily related to drilling by us and other operators in the Golden Trend area and the nearby SCOOP Play in Oklahoma;

•                  sales of minerals in place were related to the sale of our Barnett Shale assets in December 2012; and

•                  revisions to previous estimates were primarily the result of lower natural gas prices which reduced the economic life and reserves of many wells.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-50

10.       The disclosure on page F-51 and in Exhibit 99.1 refers to the inclusion of revenues associated with the sale of sulfur extracted to render certain of your proved natural gas reserves saleable. However, sulfur is not a hydrocarbon and therefore does not represent a “saleable hydrocarbon” as defined in Rule 4-10(a)(16) of Regulation S-X. Non-hydrocarbon revenues should not be included in the determination of economic producibility per Rule 4-10(a)(10) of Regulation S-X or in the computation of future cash inflows per FASB ASC paragraph 932-235-50-31.

Please revise your estimates of future cash inflows here and in Exhibit 99.1 to exclude the revenue derived from the sale of sulfur. Also revise the estimates of proved reserves in Exhibit 99.1 and throughout your filing to the extent required as a result of excluding the sulfur revenue.

RESPONSE:

We acknowledge the Staff’s comments and respectfully offer the following explanation. As described in the 2012 10-K, sulfur production is intimately connected with hydrocarbon production in several of the Partnership’s fields due to the fact that those fields have high concentrations of hydrogen sulfide which must be removed to render the hydrocarbons saleable. After removal , the hydrogen sulfide is further processed to convert it to elemental sulfur. The costs of refining the sulfur from the hydrogen sulfide are unrelated to the further processing and sale of the hydrocarbons, but those costs are inseparable from the total costs of operating the processing facilities.

The price the Partnership received for the elemental sulfur has varied significantly over the past several years. In some cases, prices were high enough that the Partnership experienced significant cash flows that positively impacted the value of the assets. During other periods, the cost to transport the sulfur to its sales point exceeded the sales price received for the sulfur, resulting in the Partnership incurring a net expense which negatively impacted the value of the assets.

Because the revenues derived from the sale of sulfur can be material, and because the Partnership cannot accurately isolate the costs associated with sulfur refinement, we believe the exclusion of only the sulfur revenues (while the costs are included) presents investors with an incomplete and inaccurate view of the quantity and value of the proved reserves of these fields. And, although we agree that sulfur is not a hydrocarbon, we believe the Partnership’s disclosure strikes an appropriate balance between the letter of the SMOG guidelines and their intent, and also with the intent of oil and gas reserves disclosure in general.

We have examined the impact of excluding the sulfur revenues on the Partnership’s proved reserves and the associated standardized measure as of December 31, 2012. We believe that the impact on total proved reserves is negligible, with the exclusion of sulfur revenues resulting in only a 0.9% reduction. The impact to standardized measure is more significant, however, with the exclusion of sulfur revenues reducing the standardized measure from $588.1 million to $519.9 million.

In light of these observations, we respectfully propose that the Partnership continue with its SMOG disclosure as presented in the 2012 10-K, and that the Partnership continue to explicitly disclose that sulfur revenues and costs are included. We further propose to include additional disclosures of how the SMOG value and proved reserves would be affected if the sulfur revenues were excluded in the 2013 10-K and in the future. We believe this presentation will provide investors the most meaningful and accurate information.

Exhibit 99.1

11.       The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

•                       The purpose for which the report was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

•                       The proportion of the Company’s total reserves covered by the report (Item 1202(a)(8)(iii)).

•                       The benchmark and average realized price relating to the natural gas liquids reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

RESPONSE:

We acknowledge the Staff’s comment and have attached as Annex A hereto a revised reserves report that includes the additional information. Certain of this information was included elsewhere in the 2012 Form 10-K, including the benchmark price for natural gas liquids of $94.71 per barrel on page F-48 and the statement that all of the estimates of reserves were based on the estimates of the Partnership’s independent reserve engineer on page 22. Accordingly, we respectfully request the Staff’s concurrence that providing a report that includes the additional information for the year ended December 31, 2013 with the 2013 10-K will be sufficient, as opposed to re-filing the report for the year ended December 31, 2012.

12.       The reserves report refers to additional supplemental information such as a Table of Contents, Appendix and Tables I and II that are not included in the reserves report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

RESPONSE:

We acknowledge the Staff’s comment and note that the revised reserves report for the year ended December 31, 2012 attached as Annex A hereto removes the references to the supplemental information. We respectfully request the Staff’s concurrence that providing a report for the year ended December 31, 2013 that excludes the references to the supplemental information with the 2013 10-K will be sufficient, as opposed to re-filing the report for the year ended December 31, 2012.

*              *              *              *              *

In connection with the Staff’s comments and our responses, we confirm that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing and any request for additional supplemental information to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

By: Eagle Rock Energy GP, L.P., its general partner

By: Eagle Rock Energy G&P, LLC, its general partner

By:	/s/ Jeffrey P. Wood
Name:	Jeffrey P. Wood
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:                                Jennifer O’Brien (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Charles C. Boettcher (Eagle Rock Energy Partners, L.P.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

ANNEX A

See attached report from Cawley, Gillespie & Associates

dated January 8, 2014

Annex A

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

January 8, 2014

Mr. Steve Hendrickson

Sr. Vice President — Technical Evaluations

Eagle Rock Energy Partners, L.P.

1415 Louisiana Street, Suite 2700

Houston, TX 77002

Re:	Evaluation Summary
Eagle Rock Energy Partners, L.P. Interests Total Proved Reserves
Certain Properties in Various States
As of December 31, 2012

Pursuant to the Guidelines of the
Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Mr. Hendrickson:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the interests located in certain properties in various states within the United States. This report, completed February 5, 2013 covers 100% of the proved reserves estimated for Eagle Rock Energy Partners, L.P. (“Eagle Rock”). This evaluation utilized an effective date of December 31, 2012, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). This report was prepared for the preparation of the Eagle Rock 2012 10K filing.

The proved reserves and economics for the Total Proved, Proved Developed and Proved Undeveloped are summarized as follows:

		Proved
		Total	Developed	Undeveloped
Net Reserves
Oil	- Mbbl	12,983.5	10,993.1	1,990.4
Gas	- MMcf	194,429.1	136,545.4	57,883.7
NGL	- Mbbl	12,866.5	10,445.2	2,421.4
Net Revenue
Oil	- M$	1,202,900.0	1,019,731.4	183,168.6
Gas	- M$	539,525.1	378,026.5	161,498.6
NGL	- M$	572,839.6	477,272.3	95,567.3
Exxon Retained	- M$	-43,315.1	-41,436.2	-1,878.9
Sulfur Revenue	- M$	136,317.0	132,655.7	3,661.3
Severance Taxes	- M$	159,650.7	138,093.2	21,557.5
Ad Valorem Taxes	- M$	18,609.7	17,274.4	1,335.2
Operating Expenses	- M$	510,875.2	463,729.0	47,146.2
Other Deductions	- M$	73,753.1	46,429.0	27,324.1
Investments	- M$	359,154.2	175,983.6	183,170.6
Net Operating Income (BFIT)	- M$	1,286,223.8	1,124,740.5	161,483.2
Discounted @ 10% (Present Worth)	- M$	588,114.9	576,517.3	11,597.6

The Proved Developed reserves are the summation of the PDP, PDNP and PDSI estimates. The Proved Developed reserves and economics, with a breakout of Proved Developed Producing, Proved Developed Non-Producing and Proved Developed Shut-In, are summarized as follows:

		Proved Developed
		Total	Producing	Non-Producing	Shut-In
Net Reserves
Oil	- Mbbl	10,993.1	10,277.5	715.6	0.0
Gas	- MMcf	136,545.4	126,618.1	9,927.3	0.0
NGL	- Mbbl	10,445.2	9,872.0	573.2	0.0
Net Revenue
Oil	- M$	1,019,731.4	954,631.8	65,099.6	0.0
Gas	- M$	378,026.5	351,284.0	26,742.5	0.0
NGL	- M$	477,272.3	450,784.3	26,488.0	0.0
Exxon Retained	- M$	-41,436.2	-41,436.2	0.0	0.0
Sulfur Revenue	- M$	132,655.7	132,621.8	34.0	0.0
Severance Taxes	- M$	138,093.2	130,726.6	7,366.6	0.0
Ad Valorem Taxes	- M$	17,274.4	15,771.3	1,503.1	0.0
Operating Expenses	- M$	463,729.0	447,819.8	15,810.6	98.6
Other Deductions	- M$	46,429.0	44,160.9	2,268.1	0.0
Investments	- M$	175,983.6	154,272.7	21,710.9	0.0
Net Operating Income (BFIT)	- M$	1,124,740.5	1,055,134.5	69,704.6	-98.6
Discounted @ 10% (Present Worth)	- M$	576,517.3	555,972.6	20,575.4	-30.7

2

Net revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs, operating expenses and other deductions, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2012 were $94.71/bbl and $2.76/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price and NGL price are based upon WTI-Cushing oil spot prices during 2012 and the base gas price is based upon Henry Hub spot prices during 2012.

The base prices for oil, NGL and gas were adjusted for differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the total proved properties were estimated to be $92.649 per barrel of oil, $2.775 per mcf of natural gas and $44.522 per barrel of natural gas liquids. All economic factors were held constant in accordance with SEC guidelines.

Exxon Retained Revenue

In certain properties and time periods, the future cash flow estimates in this reserve report include a reduction to future revenues due to a “Retained Revenue Interest” owned by ExxonMobil. These interests were retained by ExxonMobil at the time they sold them to Eagle Rock’s predecessors, and remain in effect. In general, these interests require Eagle Rock to make payments of a percentage of the revenues received over a Base Price from the sale of oil, natural gas and/or natural gas liquids production. Except for severance taxes, the interests are free of operating and capital expenses. The effect of the interest has been treated as a reduction to the revenues that Eagle Rock will derive from the sale of its reserves. An Exxon Retained section is included that contains only the revenue from the Retained Revenue Interest.

The Retained Revenue Interest does not necessarily apply to all of the interest that Eagle Rock owns in the wells that are subject to the interest, nor does it necessarily apply to all of the wells in the fields in which the subject wells are located. This is due to the fact that Eagle Rock’s predecessors did not acquire all of the interest that Eagle Rock now owns from ExxonMobil. The portions of Eagle Rock’s ownership that was acquired from other parties are not subject to the Retained Revenue Interest.

3

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 135 proved undeveloped (“PUD”) locations based in various fields throughout the United States. Each of these drilling locations proposed as part of Eagle Rock’s development plan conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Eagle Rock has indicated they have intent to complete this development plan within the next five (5) years. Furthermore, Eagle Rock has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five (5) year development plan will be fully executed.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy. In the Big Escambia Creek and Flomaton fields in Alabama, Eagle Rock’s pentane volumes are shown separately in the plant statements and are not tracked in public records. Therefore, these volumes were added to the condensate yield in this report to properly match the company’s sales volumes.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Eagle Rock properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Economic Parameters

Ownership information, economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were furnished by Eagle Rock and were accepted as furnished.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

4

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging at abandonment has been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Eagle Rock Energy Partners, L.P. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

Robert D. Ravnaas, P.E.
President
Cawley, Gillespie & Associates
Texas Registered Engineering Firm F-693

Table I - TP

Composite Reserve Estimates and Economic Forecasts
Eagle Rock Energy Partners, L.P. Interests
Certain Properties in Various States
Total Proved Reserves
As of December 31, 2012

(1) End	(2) Gross Oil Production	(3) Gross Gas Production		(4) Gross NGL Production	(5) Net Oil Production	(6) Net Gas Sales	(7) Net NGL Production	(8) Avg Oil Price		(9) Avg Gas Price		(10) Avg NGL Price
Mo-Year	MBBLS	MMCF		MBBLS	MBBLS	MMCF	MBBLS	$/BBL		$/MCF		$/BBL
12-2013	2,542.5	116,737.1		2,700.4	1,176.634	12,533.404	975.030	-1.567	93.143	1.010	2.787	0.480	45.492
12-2014	2,516.2	122,885.9		2,958.3	1,078.900	14,023.597	929.771	-1.655	93.055	1.009	2.784	0.476	45.121
12-2015	2,329.2	123,581.3		3,084.6	956.379	14,335.357	878.602	-1.694	93.016	1.007	2.778	0.474	44.906
12-2016	2,081.6	108,960.5		2,731.3	883.814	12,834.767	814.357	-1.805	92.905	1.008	2.782	0.475	44.993
12-2017	1,775.6	96,851.2		2,472.8	793.391	11,396.844	760.406	-1.812	92.898	1.007	2.778	0.475	45.007
12-2018	1,604.7	87,919.6		2,271.9	746.737	10,281.311	699.354	-1.904	92.806	1.007	2.778	0.476	45.052
12-2019	1,416.1	77,136.0		1,964.9	662.606	9,151.885	621.880	-1.925	92.785	1.006	2.777	0.478	45.280
12-2020	1,275.6	70,012.1		1,765.4	598.460	8,306.018	560.815	-1.992	92.718	1.006	2.776	0.479	45.383
12-2021	1,166.8	63,705.6		1,604.5	548.448	7,547.428	510.483	-2.023	92.687	1.006	2.777	0.480	45.414
12-2022	1,064.9	58,471.9		1,475.1	499.601	6,962.366	468.949	-2.025	92.685	1.005	2.775	0.480	45.429
12-2023	978.1	53,732.7		1,366.0	459.847	6,441.339	430.867	-2.019	92.691	1.005	2.775	0.480	45.483
12-2024	891.8	49,845.7		1,267.8	417.068	6,030.702	397.560	-2.145	92.565	1.004	2.772	0.478	45.294
12-2025	804.3	45,380.3		1,178.1	370.546	5,612.195	365.751	-2.404	92.306	1.004	2.770	0.474	44.910
12-2026	746.3	42,112.0		1,104.4	343.312	5,230.206	339.031	-2.409	92.301	1.004	2.770	0.474	44.901
12-2027	690.9	39,197.1		1,036.8	318.344	4,893.106	316.056	-2.417	92.293	1.004	2.770	0.474	44.865
12-2028	645.2	36,669.6		978.0	296.805	4,596.470	297.289	-2.422	92.288	1.004	2.770	0.473	44.808
12-2029	600.2	33,999.4		917.1	275.681	4,283.844	278.616	-2.421	92.289	1.004	2.770	0.472	44.749
12-2030	565.8	31,606.7		872.1	256.099	4,034.103	262.591	-2.438	92.272	1.006	2.777	0.470	44.510
12-2031	523.5	29,578.0		824.0	237.036	3,807.533	249.515		92.300		2.775		44.418
S Tot	24,219.5	1,288,382.7		32,573.6	10,919.706	152,302.474	10,156.922		92.770		2.777		45.114
After	4,952.8	297,518.4		9,992.6	2,063.758	42,126.665	2,709.605		92.007		2.766		42.300
Total	29,172.3	1,585,901.2		42,566.2	12,983.465	194,429.138	12,866.528		92.649		2.775		44.522
Cum	194,193.1	4,938,903.6		5,489.8
Ult	223,365.4	6,524,804.8		48,056.0

	(12)	(13)		(14)	(15)	(16)	(17)	(18)		(19)
(11)	Oil	Gas		NGL	Exxon	Sulfur	Total	Production		Ad Valorem		(20)
End	Revenue	Revenue		Revenue	Retained	Revenue	Revenue	Taxes		Taxes		$/BOE6
Mo-Year	M$	M$		M$	M$	M$	M$	M$		M$
12-2013	109,594.669	34,925.517		44,355.851	-7,876.516	13,071.932	194,071.453	13,379.004		1,531.704		6.847
12-2014	100,397.574	39,039.749		41,951.968	-7,255.249	11,980.493	186,114.534	12,303.104		1,370.493		6.606
12-2015	88,958.263	39,821.137		39,454.167	-6,646.337	10,964.328	172,551.558	11,372.192		1,285.498		6.781
12-2016	82,110.704	35,699.907		36,640.767	-6,108.702	10,081.459	158,424.135	10,539.712		1,207.576		7.262
12-2017	73,704.494	31,658.793		34,223.594	-5,587.720	9,229.975	143,229.135	9,576.150		1,155.772		7.844
12-2018	69,301.401	28,562.047		31,507.566	-5,129.197	8,477.765	132,719.582	8,886.772		1,100.224		8.341
12-2019	61,479.549	25,412.167		28,158.769	-4,711.330	7,788.469	118,127.625	7,936.873		996.529		9.081
12-2020	55,488.299	23,053.381		25,451.636	0.000	7,170.385	111,163.702	7,579.352		886.969		9.677
12-2021	50,833.881	20,957.834		23,182.865	0.000	6,581.295	101,555.877	6,939.176		801.370		10.395
12-2022	46,305.595	19,319.223		21,303.789	0.000	6,001.460	92,930.068	6,346.657		724.464		11.015
12-2023	42,623.770	17,874.510		19,597.328	0.000	5,324.133	85,419.742	5,832.982		645.241		11.573
12-2024	38,605.801	16,718.231		18,007.168	0.000	4,879.769	78,210.969	5,301.242		599.184		11.858
12-2025	34,203.626	15,547.262		16,425.728	0.000	3,983.468	70,160.084	4,684.403		530.529		11.732
12-2026	31,687.909	14,488.839		15,222.848	0.000	3,668.621	65,068.217	4,339.543		492.490		12.464
12-2027	29,380.975	13,553.172		14,179.702	0.000	3,387.750	60,501.598	4,030.760		455.889		13.157
12-2028	27,391.591	12,731.263		13,320.825	0.000	3,139.023	56,582.703	3,767.565		424.386		13.803
12-2029	25,442.362	11,867.706		12,467.894	0.000	2,894.635	52,672.598	3,505.331		394.593		14.544
12-2030	23,630.738	11,204.237		11,687.867	0.000	2,580.726	49,103.569	3,259.374		366.315		15.187
12-2031	21,878.498	10,567.383		11,082.931	0.000	2,376.466	45,905.278	3,047.981		336.565		15.931
S Tot	1,013,019.701	423,002.360		458,223.265	-43,315.052	123,582.153	1,974,512.428	132,628.173		15,305.789		9.489
After	189,880.310	116,522.719		114,616.343	0.000	12,734.877	433,754.249	27,022.556		3,303.880		16.367
Total	1,202,900.011	539,525.079		572,839.608	-43,315.052	136,317.030	2,408,266.677	159,650.730		18,609.669		10.876

	(22)	(23)	(24)	(25)	(26)	(27)		(29)		(30)		(31)
(21)	Operating	Wells		Workover	3rd Party	Other	(28)	Future Net		Cumulative		Cum.Cash Flow
End	Expense	Gross	Net	Expense	COPAS	Deductions	Investment	Cash Flow		Cash Flow		Disc.@ 10.%
Mo-Year	M$	Count		M$	M$	M$	M$	M$		M$		M$

12-2013	22,081.236	1751	593.6	0.000	0.000	4,617.659	51,131.634	101,330.217		101,330.217		95,922.391
12-2014	21,012.554	1301	501.4	0.000	0.000	5,546.365	78,350.629	67,531.389		168,861.606		153,304.872
12-2015	20,872.191	1285	489.3	0.000	0.000	5,687.189	94,270.937	39,063.551		207,925.157		183,197.767
12-2016	20,740.896	1261	488.0	0.000	0.000	5,054.606	24,172.437	96,708.908		304,634.065		251,392.841
12-2017	20,580.526	1211	461.3	0.000	0.000	4,418.535	27,507.655	79,990.498		384,624.564		302,738.605
12-2018	20,362.872	1177	454.6	0.000	0.000	3,948.978	12,910.250	85,510.486		470,135.050		352,593.190
12-2019	20,045.758	1123	431.2	0.000	0.000	3,493.439	3,500.281	82,154.744		552,289.794		395,668.151
12-2020	19,548.235	1094	424.0	0.000	0.000	3,167.269	4,467.468	75,514.408		627,804.202		431,536.778
12-2021	19,344.709	1058	409.3	0.000	0.000	2,881.169	2,606.025	68,983.428		696,787.630		461,165.608
12-2022	18,975.037	1026	400.9	0.000	0.000	2,666.588	2,744.959	61,472.364		758,259.994		485,074.745
12-2023	18,524.422	971	380.2	0.000	0.000	2,462.444	3,506.942	54,447.711		812,707.705		504,264.146
12-2024	17,659.463	947	372.5	0.000	0.000	2,268.304	2,742.130	49,640.646		862,348.351		520,093.734
12-2025	16,063.756	912	359.6	0.000	0.000	2,046.518	2,005.295	44,829.584		907,177.934		533,020.709
12-2026	15,970.930	890	357.4	0.000	0.000	1,919.180	2,067.190	40,278.884		947,456.819		543,541.192
12-2027	15,818.553	861	349.3	0.000	0.000	1,802.825	1,536.148	36,857.423		984,314.242		552,252.379
12-2028	15,642.919	835	338.4	0.000	0.000	1,695.566	2,764.359	32,287.909		1,016,602.151		559,173.042
12-2029	15,443.869	809	333.5	0.000	0.000	1,584.035	6,346.174	25,398.596		1,042,000.747		564,137.390
12-2030	15,207.016	776	321.4	0.000	0.000	1,485.836	13,871.206	14,913.821		1,056,914.568		566,854.172
12-2031	15,074.054	758	313.0	0.000	0.000	1,395.467	536.164	25,515.047		1,082,429.615		570,904.907
S Tot	348,968.998			0.000	0.000	58,141.969	337,037.882	1,082,429.615		1,082,429.615		570,904.907
After	161,906.236			0.000	0.000	15,611.093	22,116.347	203,794.137		1,286,223.752		588,114.913
Total	510,875.234			0.000	0.000	73,753.062	359,154.229	1,286,223.752		1,286,223.752		588,114.913

SEC Pricing (12-31-2012)			Percent	Cum. Disc.
	WTI Cushing	Henry Hub	.00	1,286,223.752
Year	Oil $/STB	Gas $/MMBTU	5.00	822,638.226
2011	94.71	2.76	9.00	624,889.490
Thereafter	FLAT	FLAT	10.00	588,114.913
Cap	94.71	2.76	12.00	525,038.813
			15.00	450,372.448

Expenses and investments provided by Eagle Rock Energy

12   Months in first year   49.999 Year Life (12/2062)

THESE DATA ARE PART OF A CG&A REPORT AND ARE SUBJECT TO THE CONDITIONS IN THE TEXT OF THE REPORT.

TEXAS REGISTERED ENGINEERING FIRM F-693.

Cawley, Gillespie & Associates, Inc.

Table I - PDP

Composite Reserve Estimates and Economic Forecasts
Eagle Rock Energy Partners, L.P. Interests
Certain Properties in Various States
Proved Developed Producing Reserves
As of December 31, 2012

(1) End	(2) Gross Oil Production	(3) Gross Gas Production		(4) Gross NGL Production	(5) Net Oil Production	(6) Net Gas Sales	(7) Net NGL Production	(8) Avg Oil Price		(9) Avg Gas Price		(10) Avg NGL Price
Mo-Year	MBBLS	MMCF		MBBLS	MBBLS	MMCF	MBBLS	$/BBL		$/MCF		$/BBL
12-2013	2,260.6	111,230.8		2,439.9	1,047.164	12,022.464	919.072	-1.565	93.145	1.007	2.780	0.480	45.440
12-2014	1,857.6	94,009.6		2,002.4	880.160	9,925.273	776.234	-1.518	93.192	1.008	2.781	0.485	45.960
12-2015	1,611.3	82,979.2		1,745.8	774.327	8,687.883	684.159	-1.511	93.199	1.007	2.780	0.488	46.230
12-2016	1,434.1	74,584.4		1,564.3	695.316	7,755.337	617.462	-1.518	93.192	1.008	2.781	0.490	46.364
12-2017	1,282.7	67,198.6		1,406.7	625.866	6,988.351	559.402	-1.519	93.191	1.008	2.781	0.490	46.417
12-2018	1,161.1	61,265.0		1,285.0	566.718	6,350.510	510.860	-1.545	93.165	1.007	2.780	0.491	46.467
12-2019	1,058.1	55,305.1		1,179.4	517.402	5,807.332	466.907	-1.584	93.126	1.007	2.780	0.491	46.509
12-2020	962.7	50,900.3		1,085.6	469.884	5,340.196	424.975	-1.658	93.052	1.007	2.780	0.492	46.571
12-2021	879.2	46,849.9		1,001.1	428.647	4,918.510	389.476	-1.682	93.028	1.007	2.780	0.492	46.571
12-2022	809.3	43,170.2		929.8	395.439	4,538.294	361.001	-1.697	93.013	1.007	2.780	0.491	46.541
12-2023	738.6	39,687.1		862.7	363.137	4,224.517	331.414	-1.698	93.012	1.007	2.779	0.492	46.627
12-2024	675.9	36,877.3		805.8	330.648	3,958.354	307.695	-1.857	92.853	1.006	2.777	0.490	46.417
12-2025	607.1	33,345.5		743.8	293.079	3,670.841	281.106	-2.172	92.538	1.005	2.774	0.487	46.118
12-2026	565.5	31,067.4		699.0	272.447	3,431.201	260.564	-2.184	92.526	1.005	2.773	0.487	46.122
12-2027	526.5	28,955.8		656.8	253.925	3,211.499	243.021	-2.196	92.514	1.004	2.772	0.487	46.095
12-2028	492.2	27,050.7		620.2	237.274	3,034.302	229.345	-2.202	92.508	1.004	2.771	0.486	46.019
12-2029	457.8	25,021.3		580.7	220.730	2,832.262	215.176	-2.204	92.506	1.004	2.771	0.485	45.951
12-2030	426.8	23,096.9		543.7	205.640	2,649.323	201.305	-2.209	92.501	1.004	2.772	0.485	45.917
12-2031	398.3	21,511.0		511.1	192.472	2,480.653	189.505	92.493			2.772	45.850
S Tot	18,205.3	954,105.9		20,663.8	8,770.276	101,827.102	7,968.678	93.008			2.778	46.198
After	3,362.7	186,377.8		5,471.9	1,507.180	24,791.008	1,903.320	92.175			2.758	43.422
Total	21,568.0	1,140,483.8		26,135.8	10,277.456	126,618.109	9,871.998	92.886			2.774	45.663
Cum	187,139.7	4,833,555.4		5,489.8
Ult	208,707.7	5,974,039.2		31,625.6

	(12)	(13)		(14)	(15)	(16)	(17)	(18)		(19)
(11)	Oil	Gas		NGL	Exxon	Sulfur	Total	Production		Ad Valorem		(20)
End	Revenue	Revenue		Revenue	Retained	Revenue	Revenue	Taxes		Taxes		$/BOE6
Mo-Year	M$	M$		M$	M$	M$	M$	M$		M$
12-2013	97,538.100	33,417.644		41,762.738	-7,550.104	12,683.458	177,851.835	12,563.151		1,509.651		7.196
12-2014	82,024.234	27,598.506		35,675.412	-6,919.747	11,579.031	149,957.436	10,672.540		1,325.678		7.881
12-2015	72,166.561	24,154.326		31,628.805	-6,346.139	10,602.987	132,206.539	9,442.583		1,185.646		8.603
12-2016	64,798.193	21,564.518		28,627.813	-5,839.411	9,754.993	118,906.107	8,510.164		1,070.759		9.273
12-2017	58,325.336	19,432.585		25,965.946	-5,347.483	8,929.867	107,306.251	7,690.021		963.899		9.952
12-2018	52,798.180	17,657.444		23,738.247	-4,914.266	8,208.395	97,488.000	6,991.895		874.210		10.614
12-2019	48,183.736	16,141.779		21,715.484	-4,519.047	7,546.616	89,068.567	6,386.271		798.608		11.310
12-2020	43,723.679	14,845.411		19,791.587	0.000	6,952.615	85,313.292	6,194.918		709.127		11.948
12-2021	39,876.210	13,672.785		18,138.244	0.000	6,386.235	78,073.473	5,668.777		645.334		12.773
12-2022	36,780.845	12,617.721		16,801.408	0.000	5,826.198	72,026.172	5,227.170		586.219		13.469
12-2023	33,776.271	11,740.951		15,452.993	0.000	5,166.631	66,136.846	4,793.360		521.625		14.098
12-2024	30,701.740	10,993.624		14,282.368	0.000	4,737.835	60,715.567	4,369.954		487.415		14.378
12-2025	27,121.033	10,184.324		12,963.988	0.000	3,856.242	54,125.586	3,837.603		429.381		14.185
12-2026	25,208.316	9,514.933		12,017.746	0.000	3,554.234	50,295.230	3,560.981		400.380		15.064
12-2027	23,491.709	8,903.483		11,202.067	0.000	3,285.459	46,882.718	3,316.443		373.817		15.947
12-2028	21,949.706	8,408.797		10,554.267	0.000	3,046.930	43,959.701	3,108.056		348.769		16.712
12-2029	20,418.831	7,848.183		9,887.630	0.000	2,811.984	40,966.628	2,895.070		324.525		17.616
12-2030	19,021.842	7,342.894		9,243.386	0.000	2,580.726	38,188.848	2,696.773		301.358		18.529
12-2031	17,802.359	6,877.441		8,688.798	0.000	2,376.466	35,745.065	2,522.469		280.760		19.528
S Tot	815,706.882	282,917.350		368,138.926	-41,436.197	119,886.901	1,545,213.861	110,448.198		13,137.163		11.461
After	138,924.966	68,366.684		82,645.408	0.000	12,734.877	302,671.935	20,278.404		2,634.138		20.011
Total	954,631.847	351,284.034		450,784.334	-41,436.197	132,621.778	1,847,885.796	130,726.602		15,771.301		13.016

	(22)	(23)	(24)	(25)	(26)	(27)		(29)		(30)		(31)
(21)	Operating	Wells		Workover	3rd Party	Other	(28)	Future Net		Cumulative		Cum.Cash Flow
End	Expense	Gross	Net	Expense	COPAS	Deductions	Investment	Cash Flow		Cash Flow		Disc.@ 10. %
Mo-Year	M$	Count		M$	M$	M$	M$	M$		M$		M$
12-2013	21,837.075	1715	580.2	0.000	0.000	4,416.534	9,253.386	128,272.038		128,272.038		122,359.986
12-2014	20,386.442	1197	459.2	0.000	0.000	3,562.324	16,123.820	97,886.633		226,158.671		206,790.003
12-2015	19,851.948	1130	417.0	0.000	0.000	3,092.980	46,158.795	52,474.587		278,633.258		247,654.480
12-2016	19,405.611	1078	401.9	0.000	0.000	2,748.724	3,897.818	83,273.030		361,906.288		306,595.213
12-2017	18,964.710	1006	363.3	0.000	0.000	2,472.851	3,190.403	74,024.367		435,930.655		353,978.901
12-2018	18,519.018	969	353.7	0.000	0.000	2,254.723	12,368.450	56,479.704		492,410.359		386,999.594
12-2019	18,164.048	912	326.3	0.000	0.000	2,067.201	2,700.281	58,952.158		551,362.517		417,917.989
12-2020	17,635.888	876	314.9	0.000	0.000	1,913.617	3,381.944	55,477.798		606,840.315		444,291.234
12-2021	17,412.709	843	300.5	0.000	0.000	1,767.332	2,404.238	50,175.083		657,015.397		465,844.893
12-2022	17,029.932	811	290.8	0.000	0.000	1,643.816	2,198.548	45,340.488		702,355.885		483,487.936
12-2023	16,559.596	756	269.4	0.000	0.000	1,523.639	3,218.942	39,519.683		741,875.568		497,428.266
12-2024	15,718.331	730	259.2	0.000	0.000	1,397.380	2,350.857	36,391.630		778,267.198		509,038.649
12-2025	14,176.104	701	250.8	0.000	0.000	1,251.519	1,701.295	32,729.685		810,996.883		518,480.292
12-2026	14,093.663	680	247.6	0.000	0.000	1,176.609	1,643.904	29,419.692		840,416.576		526,164.081
12-2027	13,998.889	658	241.7	0.000	0.000	1,105.412	1,536.148	26,552.009		866,968.585		532,440.276
12-2028	13,866.002	637	234.7	0.000	0.000	1,042.470	2,764.359	22,830.044		889,798.629		537,338.372
12-2029	13,695.852	614	230.6	0.000	0.000	971.786	6,221.174	16,858.220		906,656.849		540,648.775
12-2030	13,507.315	585	221.2	0.000	0.000	909.135	13,337.456	7,436.810		914,093.659		542,056.006
12-2031	13,387.525	567	212.4	0.000	0.000	850.220	164.188	18,539.904		932,633.563		544,998.476
S Tot	318,210.660			0.000	0.000	36,168.270	134,616.006	932,633.563		932,633.563		544,998.476
After	129,609.119			0.000	0.000	7,992.580	19,656.711	122,500.983		1,055,134.545		555,972.580
Total	447,819.779			0.000	0.000	44,160.852	154,272.717	1,055,134.545		1,055,134.545		555,972.580

SEC Pricing (12-31-2012)			Percent	Cum. Disc.
	WTI Cushing	Henry Hub	.00	1,055,134.545
Year	Oil $/STB	Gas $/MMBTU	5.00	730,236.990
2011	94.71	2.76	9.00	583,874.276
Thereafter	FLAT	FLAT	10.00	555,972.580
Cap	94.71	2.76	12.00	507,520.644
			15.00	449,049.721

Expenses and investments provided by Eagle Rock Energy

12   Months in first year   49.999 Year Life (12/2062)

THESE DATA ARE PART OF A CG&A REPORT AND ARE SUBJECT TO THE CONDITIONS IN THE TEXT OF THE REPORT.

TEXAS REGISTERED ENGINEERING FIRM F-693.

Cawley, Gillespie & Associates, Inc.

Table I - PDNP

Composite Reserve Estimates and Economic Forecasts
Eagle Rock Energy Partners, L.P. Interests
Certain Properties in Various States
Proved Developed Non-Producing Reserves
As of December 31, 2012

(1) End	(2) Gross Oil Production	(3) Gross Gas Production		(4) Gross NGL Production	(5) Net Oil Production	(6) Net Gas Sales	(7) Net NGL Production	(8) Avg Oil Price		(9) Avg Gas Price		(10) Avg NGL Price
Mo-Year	MBBLS	MMCF		MBBLS	MBBLS	MMCF	MBBLS	$/BBL		$/MCF		$/BBL
12-2013	35.2	802.6		42.9	16.383	80.518	13.601	-2.843	91.867	1.078	2.974	0.549	52.020
12-2014	58.2	1,170.0		38.4	25.209	207.245	15.130	-3.432	91.278	1.040	2.870	0.548	51.913
12-2015	57.4	1,670.7		60.6	27.888	491.650	22.149	-3.841	90.869	0.963	2.658	0.530	50.190
12-2016	65.7	2,078.5		61.0	31.121	678.818	26.207	-4.057	90.653	0.955	2.635	0.526	49.839
12-2017	72.9	2,187.5		61.7	38.671	645.618	30.934	-3.726	90.984	0.960	2.650	0.519	49.147
12-2018	58.9	1,895.5		53.3	35.910	549.061	26.859	-3.865	90.845	0.964	2.660	0.521	49.318
12-2019	55.6	1,814.6		47.2	34.793	534.565	23.845	-4.037	90.673	0.968	2.671	0.522	49.474
12-2020	57.2	1,769.4		47.4	35.746	513.021	23.732	-4.107	90.603	0.963	2.658	0.514	48.712
12-2021	65.1	1,470.9		46.6	39.329	442.670	22.664	-4.021	90.689	0.971	2.680	0.510	48.266
12-2022	57.2	1,360.8		43.7	34.412	443.298	20.583	-4.053	90.657	0.962	2.656	0.510	48.325
12-2023	59.7	1,247.7		44.9	34.840	397.606	20.511	-3.816	90.894	0.967	2.670	0.503	47.677
12-2024	51.0	1,074.9		37.6	29.796	377.696	17.103	-3.931	90.779	0.960	2.650	0.500	47.365
12-2025	45.4	964.2		40.3	25.502	359.732	17.408	-4.087	90.623	0.963	2.657	0.468	44.370
12-2026	40.4	831.4		36.4	22.723	313.372	15.763	-4.096	90.614	0.965	2.664	0.470	44.476
12-2027	33.7	733.1		32.6	19.574	281.197	14.258	-4.210	90.500	0.965	2.663	0.470	44.491
12-2028	29.9	626.0		28.8	17.470	235.853	12.508	-4.289	90.421	0.966	2.665	0.473	44.786
12-2029	26.7	544.6		26.1	15.599	203.881	11.316	-4.314	90.396	0.967	2.668	0.475	44.981
12-2030	34.0	641.7		37.5	16.055	214.296	14.092	-4.210	90.500	1.023	2.823	0.460	43.554
12-2031	25.9	617.5		37.0	12.050	218.200	15.308		90.751		2.776		43.161
S Tot	929.9	23,501.5		824.2	513.071	7,188.296	363.973		90.770		2.677		47.860
After	421.3	9,406.2		581.5	202.555	2,739.042	209.196		91.473		2.739		43.349
Total	1,351.3	32,907.8		1,405.7	715.626	9,927.338	573.170		90.969		2.694		46.213
Cum	1,461.8	77,629.0		.0
Ult	2,813.1	110,536.7		1,405.7

(11) End	(12) Oil Revenue	(13) Gas Revenue		(14) NGL Revenue	(15) Exxon Retained	(16) Sulfur Revenue	(17) Total Revenue	(18) Production Taxes		(19) Ad Valorem Taxes		(20) $/BOE6
Mo-Year	M$	M$		M$	M$	M$	M$	M$		M$
12-2013	1,505.023	239.424		707.552	0.000	0.000	2,451.999	188.076		22.052		5.117
12-2014	2,301.002	594.733		785.464	0.000	0.000	3,681.199	254.060		36.641		3.684
12-2015	2,534.187	1,306.893		1,111.676	0.000	0.000	4,952.757	302.146		60.391		3.558
12-2016	2,821.179	1,788.901		1,306.136	0.000	0.390	5,916.606	352.895		78.357		3.684
12-2017	3,518.472	1,710.672		1,520.343	0.000	7.463	6,756.950	407.759		123.405		4.117
12-2018	3,262.285	1,460.729		1,324.607	0.000	5.971	6,053.592	366.730		110.027		4.670
12-2019	3,154.759	1,427.785		1,179.691	0.000	4.778	5,767.013	346.004		102.161		5.121
12-2020	3,238.709	1,363.852		1,156.038	0.000	3.832	5,762.432	343.465		96.634		5.360
12-2021	3,566.716	1,186.145		1,093.928	0.000	3.057	5,849.846	359.939		85.430		5.729
12-2022	3,119.693	1,177.491		994.664	0.000	2.446	5,294.293	319.964		75.451		6.154
12-2023	3,166.743	1,061.548		977.901	0.000	1.957	5,208.148	323.074		66.975		6.633
12-2024	2,704.883	1,000.979		810.064	0.000	1.570	4,517.496	272.052		59.992		6.970
12-2025	2,311.029	955.655		772.393	0.000	1.252	4,040.329	239.052		53.672		6.676
12-2026	2,059.000	834.911		701.073	0.000	1.002	3,595.986	213.587		48.148		7.357
12-2027	1,771.422	748.816		634.376	0.000	0.238	3,154.851	186.659		41.131		7.431
12-2028	1,579.641	628.476		560.203	0.000	0.000	2,768.320	163.725		37.212		7.848
12-2029	1,410.119	543.862		509.009	0.000	0.000	2,462.991	146.190		34.105		8.393
12-2030	1,452.934	604.908		613.763	0.000	0.000	2,671.606	163.158		31.078		7.592
12-2031	1,093.584	605.714		660.730	0.000	0.000	2,360.028	147.787		23.810		7.644
S Tot	46,571.380	19,241.495		17,419.612	0.000	33.956	83,266.442	5,096.321		1,186.673		5.644
After	18,528.184	7,500.977		9,068.382	0.000	0.000	35,097.544	2,270.266		316.456		8.912
Total	65,099.564	26,742.472		26,487.994	0.000	33.956	118,363.986	7,366.587		1,503.129		6.591

	(22)	(23)	(24)	(25)	(26)	(27)		(29)		(30)		(31)
(21)	Operating	Wells		Workover	3rd Party	Other	(28)	Future Net		Cumulative		Cum.Cash Flow
End	Expense	Gross	Net	Expense	COPAS	Deductions	Investment	Cash Flow		Cash Flow		Disc.@ 10. %
Mo-Year	M$	Count		M$	M$	M$	M$	M$		M$		M$
12-2013	133.378	15	7.1	0.000	0.000	64.350	2,005.462	38.681		38.681		-26.735
12-2014	171.461	30	17.6	0.000	0.000	84.894	2,370.359	763.784		802.464		601.800
12-2015	299.751	54	38.4	0.000	0.000	142.227	5,625.153	-1,476.911		-674.446		-567.394
12-2016	400.750	69	46.4	0.000	0.000	193.390	2,692.496	2,198.717		1,524.271		996.495
12-2017	508.373	73	49.1	0.000	0.000	176.630	945.000	4,595.784		6,120.054		3,923.873
12-2018	525.633	76	52.0	0.000	0.000	150.983	541.800	4,358.420		10,478.474		6,448.202
12-2019	565.013	80	56.0	0.000	0.000	148.805	800.000	3,805.030		14,283.504		8,429.822
12-2020	595.650	87	60.3	0.000	0.000	136.929	1,085.524	3,504.231		17,787.735		10,078.468
12-2021	615.302	84	59.9	0.000	0.000	117.045	201.787	4,470.342		22,258.077		11,995.158
12-2022	633.167	84	61.3	0.000	0.000	115.634	546.411	3,603.666		25,861.743		13,388.950
12-2023	656.104	84	61.9	0.000	0.000	102.944	288.000	3,771.052		29,632.795		14,711.689
12-2024	632.409	86	64.5	0.000	0.000	91.509	391.273	3,070.262		32,703.057		15,688.787
12-2025	578.930	80	60.0	0.000	0.000	67.086	304.000	2,797.588		35,500.645		16,492.388
12-2026	568.883	79	61.0	0.000	0.000	57.904	423.286	2,284.178		37,784.823		17,091.281
12-2027	511.488	76	58.8	0.000	0.000	51.132	.000	2,364.440		40,149.263		17,650.306
12-2028	469.234	71	54.9	0.000	0.000	40.175	.000	2,057.974		42,207.237		18,090.555
12-2029	443.945	69	54.2	0.000	0.000	33.914	125.000	1,679.837		43,887.075		18,416.684
12-2030	428.295	67	52.2	0.000	0.000	34.260	533.750	1,481.065		45,368.139		18,675.725
12-2031	415.123	67	52.5	0.000	0.000	31.048	371.976	1,370.284		46,738.423		18,895.025
S Tot	9,152.889			0.000	0.000	1,840.858	19,251.277	46,738.423		46,738.423		18,895.025
After	6,657.756			0.000	0.000	427.272	2,459.636	22,966.159		69,704.582		20,575.411
Total	15,810.645			0.000	0.000	2,268.130	21,710.913	69,704.582		69,704.582		20,575.411

SEC Pricing (12-31-2012)			Percent	Cum. Disc.
	WTI Cushing	Henry Hub	.00	69,704.582
Year	Oil $/STB	Gas $/MMBTU	5.00	35,042.475
2011	94.71	2.76	9.00	22,694.576
Thereafter	FLAT	FLAT	10.00	20,575.411
Cap	94.71	2.76	12.00	17,076.758
			15.00	13,168.091

Expenses and investments provided by Eagle Rock Energy

12   Months in first year    49.999 Year Life (12/2062)

THESE DATA ARE PART OF A CG&A REPORT AND ARE SUBJECT TO THE CONDITIONS IN THE TEXT OF THE REPORT.

TEXAS REGISTERED ENGINEERING FIRM F-693.

Cawley, Gillespie & Associates, Inc.

Table I - Shut-In

Composite Reserve Estimates and Economic Forecasts
Eagle Rock Energy Partners, L.P. Interests
Certain Properties in Various States
Proved Shut-In Reserves
As of December 31, 2012

(1) End	(2) Gross Oil Production	(3) Gross Gas Production		(4) Gross NGL Production	(5) Net Oil Production	(6) Net Gas Sales	(7) Net NGL Production	(8) Avg Oil Price	(9) Avg Gas Price	(10) Avg NGL Price
Mo-Year	MBBLS	MMCF		MBBLS	MBBLS	MMCF	MBBLS	$/BBL	$/MCF	$/BBL
12-2013	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2014	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2015	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2016	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2017	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2018	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2019	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2020	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2021	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2022	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2023	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2024	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2025	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2026	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2027	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2028	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2029	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2030	.0	.0		.0	.000	.000	.000	.000	.000	.000
12-2031	.0	.0		.0	.000	.000	.000	.000	.000	.000
S Tot	.0	.0		.0	.000	.000	.000	.000	.000	.000
After	.0	.0		.0	.000	.000	.000	.000	.000	.000
Total	.0	.0		.0	.000	.000	.000	.000	.000	.000
Cum	4,219.8	1,445.7		.0
Ult	4,219.8	1,445.7		.0

	(12)	(13)		(14)	(15)	(16)	(17)	(18)	(19)
(11)	Oil	Gas		NGL	Exxon	Sulfur	Total	Production	Ad Valorem	(20)
End	Revenue	Revenue		Revenue	Retained	Revenue	Revenue	Taxes	Taxes	$/BOE6
Mo-Year	M$	M$		M$	M$	M$	M$	M$	M$
12-2013	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2014	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2015	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2016	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2017	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2018	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2019	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2020	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2021	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2022	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2023	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2024	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2025	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2026	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2027	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2028	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2029	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2030	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
12-2031	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
S Tot	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
After	.000	.000		.000	0.000	0.000	.000	.000	.000	.000
Total	.000	.000		.000	0.000	0.000	.000	.000	.000	.000

	(22)	(23)	(24)	(25)	(26)	(27)		(29)	(30)	(31)
(21)	Operating	Wells		Workover	3rd Party	Other	(28)	Future Net	Cumulative	Cum.Cash Flow
End	Expense	Gross	Net	Expense	COPAS	Deductions	Investment	Cash Flow	Cash Flow	Disc.@ 10. %
Mo-Year	M$	Count		M$	M$	M$	M$	M$	M$	M$
12-2013	5.400	0	0.0	0.000	0.000	0.000	.000	-5.400	-5.400	-5.141
12-2014	5.400	0	0.0	0.000	0.000	0.000	.000	-5.400	-10.800	-9.794
12-2015	4.603	0	0.0	0.000	0.000	0.000	.000	-4.603	-15.403	-13.407
12-2016	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-17.803	-15.101
12-2017	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-20.203	-16.635
12-2018	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-22.603	-18.024
12-2019	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-25.003	-19.281
12-2020	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-27.403	-20.419
12-2021	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-29.803	-21.449
12-2022	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-32.203	-22.382
12-2023	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-34.603	-23.226
12-2024	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-37.003	-23.990
12-2025	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-39.403	-24.681
12-2026	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-41.803	-25.307
12-2027	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-44.203	-25.874
12-2028	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-46.603	-26.387
12-2029	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-49.003	-26.851
12-2030	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-51.403	-27.272
12-2031	2.400	0	0.0	0.000	0.000	0.000	.000	-2.400	-53.803	-27.652
S Tot	53.803			0.000	0.000	0.000	.000	-53.803	-53.803	-27.652
After	44.816			0.000	0.000	0.000	.000	-44.816	-98.619	-30.720
Total	98.619			0.000	0.000	0.000	.000	-98.619	-98.619	-30.720

SEC Pricing (12-31-2012)			Percent	Cum. Disc.
	WTI Cushing	Henry Hub	.00	-98.619
Year	Oil $/STB	Gas $/MMBTU	5.00	-48.431
2011	94.71	2.76	9.00	-33.133
Thereafter	FLAT	FLAT	10.00	-30.720
Cap	94.71	2.76	12.00	-26.880
			15.00	-22.784

Expenses and investments provided by Eagle Rock Energy

12   Months in first year     37.741 Year Life (09/2050)

THESE DATA ARE PART OF A CG&A REPORT AND ARE SUBJECT TO THE CONDITIONS IN THE TEXT OF THE REPORT.

TEXAS REGISTERED ENGINEERING FIRM F-693.

Cawley, Gillespie & Associates, Inc.

Table I - PUD

Composite Reserve Estimates and Economic Forecasts
Eagle Rock Energy Partners, L.P. Interests
Certain Properties in Various States
Proved Undeveloped Reserves
As of December 31, 2012

(1) End	(2) Gross Oil Production	(3) Gross Gas Production		(4) Gross NGL Production	(5) Net Oil Production	(6) Net Gas Sales	(7) Net NGL Production	(8) Avg Oil Price		(9) Avg Gas Price		(10) Avg NGL Price
Mo-Year	MBBLS	MMCF		MBBLS	MBBLS	MMCF	MBBLS	$/BBL		$/MCF		$/BBL
12-2013	246.7	4,703.7		217.6	113.087	430.422	42.356	-1.405	93.305	1.068	2.947	0.470	44.517
12-2014	600.5	27,706.3		917.5	173.531	3,891.080	138.406	-2.091	92.619	1.010	2.788	0.419	39.674
12-2015	660.5	38,931.4		1,278.2	154.164	5,155.824	172.294	-2.227	92.483	1.009	2.785	0.411	38.966
12-2016	581.8	32,297.6		1,106.0	157.377	4,400.613	170.688	-2.630	92.080	1.017	2.806	0.415	39.293
12-2017	420.0	27,465.2		1,004.4	128.854	3,762.875	170.069	-2.662	92.048	1.013	2.795	0.418	39.615
12-2018	384.8	24,759.1		933.6	144.108	3,381.740	161.635	-2.828	91.882	1.012	2.793	0.421	39.872
12-2019	302.5	20,016.3		738.3	110.411	2,809.988	131.128	-2.862	91.848	1.011	2.791	0.424	40.141
12-2020	255.8	17,342.4		632.4	92.830	2,452.801	112.108	-2.866	91.844	1.011	2.790	0.424	40.176
12-2021	222.5	15,384.7		556.8	80.472	2,186.248	98.343	-2.865	91.845	1.011	2.790	0.424	40.172
12-2022	198.4	13,941.0		501.6	69.750	1,980.774	87.365	-2.881	91.829	1.011	2.789	0.424	40.150
12-2023	179.8	12,797.9		458.4	61.870	1,819.216	78.943	-2.892	91.818	1.010	2.788	0.424	40.111
12-2024	164.8	11,893.5		424.4	56.623	1,694.652	72.763	-2.889	91.821	1.010	2.787	0.423	40.058
12-2025	151.8	11,070.6		393.9	51.965	1,581.623	67.237	-2.888	91.822	1.010	2.787	0.422	39.998
12-2026	140.4	10,213.2		369.1	48.142	1,485.633	62.704	-2.886	91.824	1.009	2.786	0.422	39.934
12-2027	130.8	9,508.2		347.4	44.845	1,400.410	58.777	-2.885	91.825	1.009	2.786	0.421	39.867
12-2028	123.2	8,992.9		329.0	42.061	1,326.315	55.435	-2.885	91.825	1.009	2.785	0.420	39.801
12-2029	115.7	8,433.5		310.4	39.351	1,247.700	52.124	-2.886	91.824	1.009	2.786	0.420	39.737
12-2030	105.0	7,868.2		290.8	34.405	1,170.484	47.195	-2.980	91.730	1.008	2.782	0.410	38.791
12-2031	99.4	7,449.5		275.8	32.514	1,108.680	44.701		91.732		2.782		38.778
S Tot	5,084.3	310,775.3		11,085.6	1,636.359	43,287.076	1,824.271		92.120		2.792		39.832
After	1,168.8	101,734.4		3,939.1	354.023	14,596.615	597.089		91.596		2.785		38.357
Total	6,253.0	412,509.6		15,024.7	1,990.383	57,883.691	2,421.360		92.027		2.790		39.468
Cum	1,371.9	26,273.5		.0
Ult	7,624.9	438,783.2		15,024.7

	(12)	(13)		(14)	(15)	(16)	(17)	(18)		(19)
(11)	Oil	Gas		NGL	Exxon	Sulfur	Total	Production		Ad Valorem		(20)
End	Revenue	Revenue		Revenue	Retained	Revenue	Revenue	Taxes		Taxes		$/BOE6
Mo-Year	M$	M$		M$	M$	M$	M$	M$		M$
12-2013	10,551.546	1,268.449		1,885.562	-326.412	388.474	13,767.619	627.778		.000		1.140
12-2014	16,072.338	10,846.510		5,491.092	-335.503	401.461	32,475.899	1,376.504		8.174		2.575
12-2015	14,257.515	14,359.918		6,713.686	-300.198	361.341	35,392.262	1,627.463		39.461		2.815
12-2016	14,491.332	12,346.487		6,706.818	-269.291	326.076	33,601.423	1,676.652		58.461		3.039
12-2017	11,860.686	10,515.536		6,737.305	-240.237	292.644	29,165.934	1,478.370		68.468		3.317
12-2018	13,240.936	9,443.873		6,444.712	-214.931	263.399	29,177.990	1,528.148		115.987		3.518
12-2019	10,141.054	7,842.603		5,263.594	-192.283	237.076	23,292.045	1,204.599		95.759		3.903
12-2020	8,525.911	6,844.118		4,504.011	0.000	213.938	20,087.978	1,040.970		81.208		4.232
12-2021	7,390.956	6,098.905		3,950.693	0.000	192.004	17,632.558	910.459		70.606		4.543
12-2022	6,405.057	5,524.012		3,507.718	0.000	172.816	15,609.603	799.523		62.794		4.854
12-2023	5,680.756	5,072.012		3,166.435	0.000	155.546	14,074.748	716.548		56.640		5.145
12-2024	5,199.177	4,723.628		2,914.736	0.000	140.365	12,977.906	659.237		51.777		5.398
12-2025	4,771.564	4,407.284		2,689.348	0.000	125.974	11,994.170	607.748		47.476		5.662
12-2026	4,420.593	4,138.995		2,504.028	0.000	113.385	11,177.001	564.975		43.961		5.916
12-2027	4,117.844	3,900.873		2,343.259	0.000	102.053	10,464.029	527.659		40.940		6.169
12-2028	3,862.245	3,693.990		2,206.355	0.000	92.093	9,854.682	495.784		38.405		6.412
12-2029	3,613.412	3,475.661		2,071.255	0.000	82.651	9,242.979	464.071		35.962		6.686
12-2030	3,155.962	3,256.435		1,830.718	0.000	0.000	8,243.115	399.443		33.878		6.963
12-2031	2,982.555	3,084.227		1,733.403	0.000	0.000	7,800.185	377.725		31.995		7.239
S Tot	150,741.440	120,843.516		72,664.727	-1,878.855	3,661.297	346,032.125	17,083.654		981.953		4.153
After	32,427.160	40,655.058		22,902.553	0.000	0.000	95,984.770	4,473.886		353.286		10.327
Total	183,168.600	161,498.573		95,567.280	-1,878.855	3,661.297	442,016.895	21,557.540		1,335.239		5.637

	(22)	(23)	(24)	(25)	(26)	(27)		(29)		(30)		(31)
(21)	Operating	Wells		Workover	3rd Party	Other	(28)	Future Net		Cumulative		Cum.Cash Flow
End	Expense	Gross	Net	Expense	COPAS	Deductions	Investment	Cash Flow		Cash Flow		Disc.@ 10. %
Mo-Year	M$	Count		M$	M$	M$	M$	M$		M$		M$
12-2013	105.382	21	6.4	0.000	0.000	136.774	39,872.786	-26,975.102		-26,975.102		-26,405.720
12-2014	449.251	74	24.6	0.000	0.000	1,899.147	59,856.450	-31,113.627		-58,088.729		-54,077.136
12-2015	715.889	101	33.9	0.000	0.000	2,451.983	42,486.988	-11,929.522		-70,018.251		-63,875.913
12-2016	932.135	114	39.7	0.000	0.000	2,112.491	17,582.123	11,239.561		-58,778.690		-56,183.766
12-2017	1,105.043	132	48.9	0.000	0.000	1,769.054	23,372.252	1,372.748		-57,405.943		-55,147.534
12-2018	1,315.821	132	48.9	0.000	0.000	1,543.273	.000	24,674.762		-32,731.181		-40,836.582
12-2019	1,314.297	131	48.9	0.000	0.000	1,277.434	.000	19,399.956		-13,331.225		-30,660.378
12-2020	1,314.297	131	48.9	0.000	0.000	1,116.724	.000	16,534.780		3,203.555		-22,812.505
12-2021	1,314.297	131	48.9	0.000	0.000	996.792	.000	14,340.403		17,543.958		-16,652.994
12-2022	1,309.538	131	48.9	0.000	0.000	907.138	.000	12,530.610		30,074.568		-11,779.760
12-2023	1,306.322	131	48.9	0.000	0.000	835.861	.000	11,159.377		41,233.945		-7,852.583
12-2024	1,306.322	131	48.9	0.000	0.000	779.416	.000	10,181.154		51,415.098		-4,609.711
12-2025	1,306.322	131	48.9	0.000	0.000	727.912	.000	9,304.710		60,719.808		-1,927.290
12-2026	1,305.984	131	48.9	0.000	0.000	684.667	.000	8,577.414		69,297.223		311.138
12-2027	1,305.776	127	48.9	0.000	0.000	646.280	.000	7,943.374		77,240.597		2,187.671
12-2028	1,305.283	127	48.9	0.000	0.000	612.920	.000	7,402.291		84,642.887		3,770.501
12-2029	1,301.672	126	48.8	0.000	0.000	578.335	.000	6,862.939		91,505.826		5,098.782
12-2030	1,269.006	124	48.0	0.000	0.000	542.441	.000	5,998.346		97,504.172		6,149.713
12-2031	1,269.006	124	48.0	0.000	0.000	514.199	.000	5,607.259		103,111.432		7,039.059
S Tot	21,551.646			0.000	0.000	20,132.842	183,170.599	103,111.432		103,111.432		7,039.059
After	25,594.545			0.000	0.000	7,191.241	.000	58,371.812		161,483.244		11,597.642
Total	47,146.191			0.000	0.000	27,324.082	183,170.599	161,483.244		161,483.244		11,597.642

SEC Pricing (12-31-2012)			Percent	Cum. Disc.
	WTI Cushing	Henry Hub	.00	161,483.244
Year	Oil $/STB	Gas $/MMBTU	5.00	57,407.192
2011	94.71	2.76	9.00	18,353.771
Thereafter	FLAT	FLAT	10.00	11,597.642
Cap	94.71	2.76	12.00	468.291
			15.00	-11,822.580

Expenses and investments provided by Eagle Rock Energy

12   Months in first year     49.999 Year Life (12/2062)

THESE DATA ARE PART OF A CG&A REPORT AND ARE SUBJECT TO THE CONDITIONS IN THE TEXT OF THE REPORT.

TEXAS REGISTERED ENGINEERING FIRM F-693.

Cawley, Gillespie & Associates, Inc.